CONSENT OF EXPERT

To: Augusta Resource Corporation (the “Company”)

     I, John Ajie, do hereby consent to the filing of the written disclosure of the technical report entitled “Preliminary Assessment and Economic Evaluation” dated June 13, 2006, for the Rosemont Project located in Pima County, Arizona (the “Technical Report”) any extracts from or a summary of the Technical Report and any amendments that do not materially affect the disclosure related to the Technical Report in the Registration Statement on Form 40-F dated July 13, 2006 (the “Registration Statement”) of the Company, and to the filing of the Technical Report with the United States Securities and Exchange Commission.

     I also consent to the use of my name and to the use of the name “Washington Group International, Inc.”, a an integrated engineering, construction and management solutions firm, of which I am Director of Engineering and Operations Support, in the Registration Statement.

Dated this the 13th day of July 2006.

By:	(Signed) “John Ajie”
John Ajie, BSc, MSc
Director of Engineering and Operations Support
Washington Group International, Inc.